SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                           JENNIFER CONVERTIBLES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    476153101
                                 (CUSIP Number)


                                David A. Belford
                        2097 S. Hamilton Road, Suite 200
                                 COLUMBUS, OHIO
                                      43232
                                  614-755-2228
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 13, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of _____ Pages

                                  SCHEDULE 13D


-----------------------------              ----------------------------
CUSIP No. 476153101                         Page   of   Pages
-----------------------------              ----------------------------
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David A. Belford
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   |_|
                                                              (b)   |_|
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                              |_|

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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    NUMBER OF      7   SOLE VOTING POWER       394,000
    SHARES      -------------------------------------------------------------
    BENEFICIALLY   8   SHARED VOTING POWER
    OWNED BY    -------------------------------------------------------------
    EACH           9   SOLE DISPOSITIVE POWER  394,000
    REPORTING   -------------------------------------------------------------
    PERSON WITH   10   SHARED DISPOSITIVE POWER
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    394,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    |_|
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.9%
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14  TYPE OF REPORTING PERSON*

    IN
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
          This Amendment No. 1 amends the Schedule 13D dated November 6, 1997 filed by David A. Belford. Terms defined in the initial Schedule 13D shall have the same meaning when used herein.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER Consideration.

          The aggregate purchase price of the additional securities of the Company acquired by Mr. Belford was approximately $126,000, all of which was obtained from his personal funds.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          David A. Belford owns 394,000 shares of Common Stock, which constitute approximately 6.9% of the outstanding shares of Common Stock of the Company.

          Exhibit A hereto sets forth transactions in shares of Common Stock of the Company effected by Mr. Belford during the 60-day period preceding the date hereof, the dates of such transactions and the purchase price per share (exclusive of commissions). All of such shares were purchased in brokerage transactions in open market purchases.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ David A. Belford
                                           David A. Belford


Dated:  April 20, 1998

                                                            EXHIBIT A

                          RECENT TRANSACTIONS IN SHARES

          The following table indicates shares of Common Stock acquired by Mr. Belford during the past sixty days. All transactions were effected in brokerage transactions in the over-the-counter market.

                                    Number of
     Date                         Shares Purchased             Price Per Share
     ----                         ----------------             ---------------
    1/13/98                          10,000                        $2.0000
    3/3/98                            5,000                         2.0000
    3/4/98                           10,000                         2.0000
    3/18/98                          10,000                         1.875
    3/19/98                          10,000                         1.875
    3/20/98                           5,000                         1.875
    3/25/98                           5,000                         1.875
    4/9/98                            5,000                         1.875
    4/13/98                           5,000                         1.875